UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 30, 2021, HeadHunter Group PLC (the “Company”) (i) issued a press release announcing that the Company’s Board of Directors has approved a share buyback program (the “Buyback Program”), a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K (the “Form 6-K”), and (ii) published an announcment and current report in local Cypriot newspapers in connection with the Buyback Program, a copy of which is furnished herewith as Exhibit 99.2 to this Form 6-K.

Incorporation by Reference

The information in this Form 6-K, excluding Exhibit 99.2, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-232778 and 333-231557) and Form F-3 (File No. 333-239560) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated September 30, 2021
99.2	Announcement and Current Report of HeadHunter Group PLC, dated September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: September 30, 2021	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer